UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 62022/May 3, 2010

ADMINISTRATIVE PROCEEDING
File No. 3-13829

In the Matter of	:
	:
ULTIMATE SECURITY SYSTEMS CORP.,	:
UNITED TRANS-WESTERN, INC.,	: ORDER MAKING
UNIVERSAL BIO-MEDICAL	: FINDINGS AND REVOK-
ENTERPRISES, INC.,	: ING REGISTRATIONS BY
UNIVERSAL BROADBAND	: DEFAULT AS TO FIVE
COMMUNICATIONS, INC.,	: RESPONDENTS
UNIVERSAL GUARANTY INVESTMENT CO.,	:
URETHANE TECHNOLOGIES, INC., and	:
USMX, INC.	:

      The Securities and Exchange Commission (Commission) issued its Order Instituting Proceedings (OIP) on March 23, 2010, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The Office of the Secretary and the Division of Enforcement have provided evidence that the Commission delivered or attempted to deliver the OIP to Respondents by March 25, 2010, in a manner that complies with Rule 141 of the Commission's Rules of Practice. No Answers have been received, and the time for filing Answers has expired.

      On April 12, 2010, I required Respondents to show cause why they should not be held in default and why the registrations of their registered securities should not be revoked. The Commission later accepted settlement offers made by Respondents Ultimate Security Systems Corp. and Universal Bio-Medical Enterprises, Inc. The other five Respondents have not replied to the April 12 Order, and the time for replying has expired. Accordingly, these five Respondents are in default. See Rules 155(a) and 220(f) of the Commission's Rules of Practice. As authorized by Rule of Practice 155(a), the following allegations of the OIP are deemed to be true.

      United Trans-Western, Inc. (United Trans-Western) (CIK No. 316600), is a void Delaware corporation located in Victoria, British Columbia, Canada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). United Trans-Western is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended March 31, 2000, which reported a net loss of $133,089 for the prior three months.

Universal Broadband Communications, Inc. (Universal Broadband) (CIK No. 1126561), is a revoked Nevada corporation located in Irvine, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Universal Broadband is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2002, which reported a net loss of over $2.77 million for the prior nine months.

Universal Guaranty Investment Co. (Universal Guaranty) (CIK No. 110619) is a dissolved Delaware corporation located in Springfield, Illinois, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Universal Guaranty is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended March 31, 1995.

Urethane Technologies, Inc. (Urethane Technologies) (CIK No. 858482), is a dissolved Nevada corporation located in Orange, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Urethane Technologies is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q/A for the period ended September 30, 1996, which reported a net loss of over $3.35 million for the prior nine months. As of March 16, 2010, the company's stock (symbol UTEC) was traded on the over-the-counter markets.

USMX, Inc. (USMX) (CIK No. 315523), is a void Delaware corporation located in Lakewood, Colorado, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). USMX is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended March 31, 1997, which reported a net loss of $1.22 million for the prior three months.

As discussed in more detail above, these five Respondents are delinquent in their periodic filings with the Commission and have repeatedly failed to meet their obligations to file timely periodic reports. They have also failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters.

Exchange Act Section 13(a) and the rules promulgated thereunder require issuers of securities registered pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports and Rule 13a-13 requires issuers to file quarterly reports.

As a result of the foregoing, these five Respondents failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder.

IT IS ORDERED THAT the registrations of each class of the registered securities of United Trans-Western, Inc., Universal Broadband Communications, Inc., Universal Guaranty Investment Co., Urethane Technologies, Inc., and USMX, Inc., are revoked pursuant to Section 12(j) of the Securities Exchange Act of 1934.

_____
James T. Kelly
Administrative Law Judge